Amendment to the Cloud Technology Partners, Inc. 2011 Equity Incentive Plan

AMENDMENT TO THE
CLOUD TECHNOLOGY PARTNERS, INC. 2011 EQUITY INCENTIVE PLAN

WHEREAS, Cloud Technology Partners, Inc. (the “Company”), maintains the Cloud Technology Partners, Inc. 2011 Equity Incentive Plan, as amended (the “Plan”); and
WHEREAS, pursuant to Section 12.h of the Plan, the Board of Directors of the Company (the “Board”) is authorized to amend the Plan from time to time; and
WHEREAS, pursuant to Section 11.a of the Plan, the Board is authorized to amend awards outstanding under the Plan from time to time; and
WHEREAS, the Board desires to amend the Plan and all awards outstanding under the Plan (the “Awards”) to provide for assumption of option awards upon certain Acquisitions (as such term is defined in the Plan) and certain other matters noted below.
NOW, THEREFORE, the Plan and all currently outstanding Awards are hereby amended as follows:
1.Section 9.a of the Plan is hereby amended to add a new sentence at the end of such section to read in its entirety as follows:

“With respect to Options, that are unvested immediately preceding the Acquisition, then, if the surviving or acquiring entity (or one of its affiliates) is a publicly traded company (“Public Acquirer”), the Board may, in its sole discretion, provide that (i) all such outstanding unvested Options would be assumed by such successor entity and such successor entity would substitute such assumed Options with awards involving the publicly traded common stock of such successor entity (or its publicly traded affiliate) on terms and conditions necessary to preserve the rights of Participants with respect to such Options (including, without limitation, providing that the vesting schedule and the aggregate spread at the time of assumption/conversion are no less favorable to the Participant in a manner consistent with the Code), (ii) any Participant (other than any Designated Participant) who is terminated without cause (as determined by the Public Acquirer) within one year of closing of an Acquisition by a Public Acquirer shall have the vesting on such option accelerated in full as of such termination date (subject to any condition that the Public Acquirer may impose that the Participant return an effective release of claims in favor of the Public Acquirer) and (iii) any other Participant determined by the Board in its sole discretion (each, a “Designated Participant”), if any, who is terminated without cause (as determined by the Public Acquirer) within two years of closing of an Acquisition by a Public Acquirer shall have the vesting on such option accelerated in full as of such termination date (subject to any condition that the Public

Acquirer may impose that the Designated Participant return an effective release of claims in favor of the Public Acquirer).”

Except as specifically provided in and modified by this Amendment, the Plan is in all other respects hereby ratified and confirmed and references to the Plan (and all references to the Plan in any agreement setting forth an Award) shall be deemed to refer to the Plan as modified by this Amendment.